[CITIGROUP INC. LETTERHEAD]

Ms. Jennifer G. Williams, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

April 14, 2006

Re:	Citibank Credit Card Issuance Trust
Amendment No. 1 to Registration Statement on Form S-3, filed on March 14, 2006 Registration No. 333-131355

Dear Ms. Williams:

This letter responds to your letter dated March 30, 2006, regarding the comments of the staff of the Securities and Exchange Commission with respect to the above referenced Amendment No. 1. I am an Assistant General Counsel-Corporate Law of Citigroup Inc. and, in this capacity, represented the registrants in connection with the filing of the above referenced registration statement. The responses and representations contained in this letter are made on behalf of the registrants.

The registrants respectfully submit the following information and responses with respect to each comment contained in the comment letter. For the convenience of the Commission staff, we have reproduced in bold the text of each numbered paragraph in the comment letter and follow with our responses. Where requested, supplemental information is provided. We trust that you will find our responses adequately address your comments.

For the convenience of the staff, enclosed is a paper copy of Amendment No. 2 to the registration statement, marked to show changes from Amendment No. 1.

Registration Statement on Form S-3

General

1.	We note your response but reissue prior comment 3. Also, refer to footnote 133 of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905).

We have worded the legality and tax opinions filed with Amendment No. 2 and have revised the descriptions of the opinions of tax counsel under the caption “Tax Matters” in the base prospectus in a way that we believe obviates the need to file opinions at the time of each takedown. However, if required, we confirm that we will file unqualified legal and tax opinions at the time of each issuance and sale of notes.

2.	We note your response to prior comment 8. However, the disclosure in response to Item 1119 has not been provided in one location for investors to quickly grasp. As such, we reissue prior comment 8.

We have added a new separately captioned section entitled “Related Parties” on page 100 of the base prospectus and have included a reference to this section in the table of contents.

Base Prospectus

Redemption and Early Redemption of Notes, page 11

3.	We note your response to prior comment 10. Please disclose in the base prospectus that the issuing entity will not issue asset-backed securities if such issuance would cause the entity to issue a “redeemable security” as that term is defined in the Investment Company Act of 1940 (“1940 Act”) and interpreted by the SEC staff, or would otherwise cause the issuing entity to fail to satisfy the applicable requirements for exemption under Rule 3a-7 under the 1940 Act, as amended, and all applicable rules, regulations, and interpretations thereunder.

As discussed by Ralph Currey of Cravath, Swaine & Moore LLP with Mr. Glen Fang of the Division of Investment Management, we have added a paragraph on page 45 of the base prospectus under the caption “The Notes—Redemption and Early Redemption of Notes” that states that “the issuance trust will not issue any notes that would be ‘redeemable securities’ within the meaning of the Investment Company Act of 1940.”

Use of Proceeds, page 35

4.	We note your response to prior comment 12 and disclosure in this section. However, the proposed disclosure does not describe the expenses incurred in connection with the selection and acquisition of the pool assets. Please revise accordingly.

We have revised the “Use of Proceeds” section on page 34 of the base prospectus to state that the Banks will be responsible for the payment of all expenses incurred in connection with the selection and addition of accounts designated to the master trust.

Interest, page 36

5.	We note your response to prior comment 13. Please confirm to us that in no eventuality will you use an “index” which is not an index of interest rates for debt, e.g. a commodities or stock index.

We confirm that in no eventuality will we use an “index” which is not an index of interest rates for debt, e.g., a commodities or stock index.

Derivative Agreements, page 61

6.	We note your response to prior comment 14. Please revise your disclosure to clarify that the derivative agreements you contemplate are limited to interest rate or currency swap, a cap or a collar.

We have revised our disclosure to clarify that the derivative agreements we contemplate are limited to interest rate or currency swaps, caps and collars.

The Master Trust, page 101

Master Trust Assets, page 101

7.	We note your response to prior comment 18. If you do not reasonably contemplate including participations in the asset pool, please delete the last bullet point on page 102.

We have deleted the last bullet point regarding participations on page 102.

The Credit Card Business of Citibank (South Dakota), page AI-1

Acquisition and Use of Credit Cards

8.	We note your response to prior comment 20. Please expand your disclosure to provide examples of “variations” to the underwriting criteria to the extent material. Refer also to disclosure of material changes that should be provided pursuant to Item 1121(a)(14) of Regulation AB.

In lieu of this, as discussed by Ralph Currey with you and Rolaine Bancroft, we have included bracketed language in Annex I of the forms of prospectus supplement under the caption “Changes in Underwriting Criteria” where we will describe any recent material changes in the underwriting criteria for new accounts designated to the master trust, including variations in the underwriting criteria for accounts purchased from another institution.

Prospectus supplement related to offering subclass of multiple issuance series

Summary of Terms, S-3

General

9.	We note your response to prior comment 21. However, material information regarding the additional securities should be provided in the registration statement in response to Item 1113(e) of Regulation AB. Please provide the disclosure you contemplate including from the distribution report in an appropriate place in the prospectus supplement.

We have reviewed the requirements of Item 1113(e) of Regulation AB and believe that the disclosure currently in the base prospectus and forms of prospectus supplement includes all information concerning additional notes that have been issued that is necessary for a reasonable investor to make an informed investment decision. The form of prospectus supplement for a subclass of notes of a multiple issuance series (on page S-15) discloses the number of subclasses currently outstanding, the aggregate principal amount of notes currently outstanding, with a separate breakout for each class outstanding, and the weighted average interest rate payable by the issuance trust in respect of the aggregate outstanding notes, with a separate breakout for each class outstanding. The Citiseries forms a single series of notes under the Indenture. The Class A, Class B and Class C notes of the Citiseries are all subclasses of that single series. We believe that the inclusion of a list of more than 60 (currently) subclasses of outstanding notes would not add any material information to the aggregate information already provided. Further, because the issuance trust may issue additional notes at any time without notice to, or consent of, the noteholders (see e.g., page 36 of the base prospectus), a list of outstanding notes would only provide a snapshot as of a given date and could not be relied upon by investors in assessing the relative maturity of, or timing or likelihood of repayment of, the offered notes in comparison to other notes of the Citiseries. We believe it is preferable to refer investors to the more current information that will be contained in the issuance trust’s monthly reports on Form 10-D. We also believe that the relative priority of additional notes to the notes being offered at any time and rights to the underlying pool assets and their cash flows are adequately covered by the discussions of the subordination and allocation provisions applicable to the notes. See, for example, “Subordination[; Credit Enhancement]” and “Participation with Other Classes of Notes” in the form of prospectus supplement for a subclass of notes of a multiple issuance series and “The Notes—Subordination of Principal” and “Deposit and Application of Funds—Limit on Repayments of Subordinated Classes of Multiple Issuance Series” in the base prospectus.

Part II

Exhibit 4.4

10.	We note your response to prior comment 25. Please note that Item 1108(c)(1) of Regulation AB requires a description of the material terms of the servicing agreement and the servicer’s duties regarding the transaction. Also, please note that Item 601(b)(10) of Regulation S-K requires you to file material contracts that you are substantially dependent upon. It appears, however, that your description in the base prospectus of the pooling and servicing agreement currently filed as an exhibit to this registration statement does not accurately describe the material terms of the reports provided for in the current pooling and servicing agreement filed as an exhibit to the registration statement. For instance, Section 3.06 of the agreement states that the Servicer shall cause an accounting firm to provide an opinion that the servicing has been conducted in compliance with certain criteria enumerated in the agreement. We note that the basis for the report described in Section 3.06 differs in certain respects from the servicing criteria listed in Item 1122(d). Therefore, you must file a pooling and servicing agreement as an exhibit to this registration statement that accurately reflects the requirements under Exchange Act Rule 15d-18 and Regulation AB and is consistent with the disclosure in the prospectus. As such, we reissue prior comment 25.

As part of Amendment No. 2, we have filed as Exhibit 4.10 to the registration statement the form of Amendment No. 1 to the Series Supplement to the Pooling and Servicing Agreement relating to the Collateral Certificate. This amendment reflects the requirements of Exchange Act Rule 15d-18 and Items 1122 and 1123 of Regulation AB and is consistent with the disclosure under the caption “Notices and Reports—Reports” in the base prospectus.

We hope that our responses and revisions to the registration statement adequately address all the staff’s comments. If you have any further questions or need additional information regarding our responses, please contact me at (212) 559-3664 or Ralph Currey of Cravath, Swaine & Moore LLP at (212) 474-1932.

Sincerely,

/s/ Alan R. Birnbaum
Alan R. Birnbaum

cc:	Ms. Rolaine Bancroft – Securities and Exchange Commission
Mr. Michael S. Zuckert – General Counsel, Finance and Capital Markets, Citigroup Inc.
Mr. David Mercado – Cravath, Swaine & Moore LLP

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